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Strategic alliance with MWE China Law Offices (Shanghai)

Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

December 7, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Attention: Amanda Ravitz, Branch Chief

Re:	China Cattle Holding Corporation

Registration Statement on Form 10/A

Filed November 10, 2009

File No. 000-53777

Dear Ms. Ravitz:

On behalf of our client, China Cattle Holding Corporation (the “Company”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s response to comments received from the Staff by letter, dated November 24, 2009 (the “Comment Letter”), relating to the above-referenced filing. In addition, the Company is filing today with the Commission Amendment No. 3 to its Registration Statement on Form 10/A (the “Amended Form 10”).

For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith. Under separate cover, we are delivering to the Staff today five courtesy copies of this letter with marked copies of the Amended Form 10 to facilitate the Staff’s review.

U.S. Securities and Exchange Commission

December 7, 2009

Production, page 7

1.

We note that the company has been granted a 30-year free lease from the government of Yangling under a cooperation agreement. Please provide the duration of the other preferential treatment policies that the company has been granted under the agreement.

Response to Comment 1:

The Company has revised the disclosure on page 7 of the Amended Form 10 to clarify the disclosure on preferential treatment policies under the Yangling cooperation agreement.

2.

We note your estimated investment in a new beef procession center and its expected slaughter capacity and capacity utilization rate. Please include a risk factor discussing the fixed asset and capital investment in this center.

Response to Comment 2:

The Company has added a risk factor on page 16 of the Amended Form 10 in response to the Staff’s comment.

Note 3 – Accounts Receivable, page F-13

3.

We note your response to previous comment number 14 which referenced comment 51 in our October 8, 2009 comment letter, and reissue the comment. Please add disclosure to discuss the terms according to which related party receivables are expected to be collected as well as your accounting policy on the methodology used in assessing the recoverability of the amount of long-term receivables as reflected on your consolidated balance sheet at the end of each period.

Response to Comment 3:

The Company has revised Note 3 on page F-13 and Note 13 on page F-17 in response to the Staff’s comment.

Form 10-Q for the period ended September 30, 2009

4.

In future filings, please add disclosure to discuss the terms according to which related party receivables are expected to be collected as well as your accounting policy on the methodology used in assessing the recoverability of the amount of long-term receivables as reflected on your consolidated balance sheet at the end of each period.

U.S. Securities and Exchange Commission

December 7, 2009

Response to Comment 4:

The Company acknowledges the Staff’s comment and will provide the requested disclosure in future periodic filings.

5.

We note that you adopted SFAS 168/ASU 2009-1 for your interim financial statements for the period ended September 30, 2009, and provided references to the FASB codification as appropriate. If the company continues to provide reference to the Codification standards for financial statements subsequent to the adoption of the standard, please ensure that all references included in future filings are solely to the Codification standard and not to legacy GAAP. However, in this regard, please note that we also encourage a clear communication to the accounting concept in the notes to the financial statements, rather than providing a reference in the Codification, as investors may not be familiar with specific accounting literature. Please advise and confirm for future filings.

Response to Comment 5:

The Company acknowledges the Staff’s comment and confirms that, in future filings, it will provide the requested disclosure with respect to references to the Codification standards and related accounting concepts.

****

In addition to the foregoing, in connection with the Company’s registration statement on Form 10 and the comments received from the Staff, the Company acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

December 7, 2009

            Questions regarding the above responses or related disclosures may be addressed to the undersigned on behalf of the Company at 617-535-4088 (phone) or 617-535-3800 (fax).

Respectfully Submitted on behalf of

China Cattle Holding Corporation,

/s/Barbara A. Jones

cc:	Tarik Gause, Securities and Exchange Commission, Division of Corporation Finance
Joseph Foti, Securities and Exchange Commission, Division of Corporation Finance
Effie Simpson, Securities and Exchange Commission, Division of Corporation Finance
Helen Xiao Duan, Chief Executive Officer, China Cattle Holding Corporation